STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York 10038

September 17, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Chad Eskildsen

Re:	The Spectra Funds (File Nos.: 811-1743, 33-98102) Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of The Spectra Funds (the "Trust"), transmitted for filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the "Securities Act"), is Post-Effective Amendment No. 22 (the "Amendment") under the Securities Act to the Trust's Registration Statement on Form N-1A (the "Registration Statement").

The Amendment is marked to show changes made in response to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to Post-Effective Amendment No. 21 under the Securities Act to the Registration Statement filed with the SEC on July 27, 2007 in order to add a new series to the Trust, Spectra Technology Fund (the "Fund"). Comments were provided by telephone to Nicole M. Runyan, counsel to the Fund, and Lisa A. Moss, Vice President and Assistant General Counsel of Fred Alger Management, Inc., by Chad Eskildsen of the Staff on September 6, 2007. For the convenience of the Staff, comments have been restated below in their entirety and the Fund's response follows each comment. References in the responses to the Fund's prospectus (the "Prospectus") or statement of additional information (the "SAI") are to those filed as part of the Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

PROSPECTUS

Introduction

1.

Staff Comment:  In the summary table, please conform the description of the Fund's principal strategies to the description under "Risk/Return Summary: Investments, Risks & Performance—Investments—Principal Strategy."

Response: The requested change has been made. The description of the Fund's principal strategies in the summary table now reads: "Invests at least 80% of its net assets plus any borrowings for investment purposes in equity securities of companies of any market capitalization that are principally engaged in the technology sector." (new language in italics)

Risk/Return Summary: Investments, Risks & Performance

2.

Staff Comment:   The disclosure under "Principal Strategy" states that the Fund intends to invest at least 85% of its net assets in accordance with its principal investment strategy. The Prospectus contains differing disclosure as to whether the Fund will invest 80% or 85% of its net assets in accordance with its principal investment strategy. Please confirm to the Staff which percentage is correct and conform the disclosure in the Prospectus.

Response: The Fund intends to invest at least 80% of its net assets in accordance with its principal investment strategy. The disclosure in the Prospectus has been revised to change all references to 85% to 80%.

3.

Staff Comment:   Please clarify the types of investments the Fund counts towards its 80% net asset test. The Fund's current principal investment strategy does not provide a sufficient test for what sort of company is principally engaged in the technology sector.

Response: The requested change has been made. The description of the Fund's principal investment strategy now reads: "…the Fund invests at least 80% of its net assets plus any borrowings for investment purposes in equity securities of companies of any market capitalization that are principally engaged in the technology sector. A company will be considered to be principally engaged in the technology sector if it derives at least 50% of its earnings or revenues from, or devotes at least 50% of its assets to, activities in any area of the technology sector, including, but not limited to, computers, semiconductors, electronics, communications, health care or biotechnology."

Performance

4.

Staff Comment:   The performance information of the Predecessor Fund may not be used in the prospectus until the reorganization is consummated. Please supplementally confirm to the Staff that the Fund will not use the Prospectus until the reorganization is consummated.

Response: The Prospectus containing the performance information of the Predecessor Fund will not be used by the Fund until the reorganization is consummated, as the Fund will not commence investment operations unless the reorganization is approved by shareholders of the Predecessor Fund.

5.

Staff Comment:   In the Average Annual Total Return table, the Fund is required to compare its returns to those of a broad measure of market performance. See Item 2(c)(2)(i) of Form N-1A. The ML Technology 100 Index is not a broad measure of market performance, but may continue to be used as an additional index. See Instruction 2(b) to Item 2 of Form N-1A. Please add an additional broad measure of market performance to the Average Annual Total Return table.

Response: The requested disclosure has been added. The Fund's primary benchmark is the Russell 3000 Growth Index, and the Fund will use the Goldman Sachs Technology Index as an additional index as permitted by Instruction 2(b) to Item 2 of Form N-1A.

Fees and Expenses

6.	Staff Comment: Please add the heading "Annual Fund Operating Expenses" to the fees and expenses table to delineate between shareholder fees and other fund expenses.

Response: The requested heading has been added.

7.

Staff Comment:   In order to be able to state a contractual waiver of fees and expenses by the Fund's investment adviser in the footnotes of the fees and expenses table, the contractual waiver must extend for at least one year beyond the effective date of the Prospectus (or a minimum of four months prior to the end of the Fund's fiscal year). Please supplementally confirm to the Staff that the contractual waiver will comply with these requirements.

Response: The contractual waiver is in place through October 31, 2008. Disclosure to that effect has been added to the relevant footnote to the fees and expenses table.

STATEMENT OF ADDITIONAL INFORMATION

Financial Statements

8.

Staff Comment:   In addition to the Trust's annual financial statements for the fiscal year ended October 31, 2006, please also incorporate by reference into the SAI the Trust's unaudited semi-annual financial statements for the fiscal period ended April 31, 2007.

Response: The disclosure has been revised to incorporate by reference into the SAI the Trust's unaudited semi-annual financial statements for the fiscal period ended April 31, 2007.

GENERAL

9.

Staff Comment:  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require. Because the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the Trust, on behalf of the Fund, acknowledging that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The requested letter from the Trust, on behalf of the Fund, is filed with this letter.

*     *     *     *     *

We hope the Staff finds this letter and the revisions in the Amendment responsive to the Staff's comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.6443 or Gary L. Granik at 212.806.5790.

Very truly yours,

/s/ Nicole M. Runyan
Nicole M. Runyan

cc:	Hal Liebes, Esq. Lisa A. Moss, Esq. Gary L. Granik, Esq.

September 17, 2007

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Chad Eskildsen

Re:	The Spectra Funds Registration Statement on Form N-1A (Registration Nos: 811-1743, 33-98102)

Ladies and Gentlemen:

At the request of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), the undersigned Registrant acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

THE SPECTRA FUNDS

By:	/s/ Hal Liebes Name: Hal Liebes Title: Secretary